June 8, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 969-2386

Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105


Re:	AllianceBernstein Holding L.P.
	Form 10-K filed February 24, 2006
	File No. 001-09818

Dear Mr. Joseph:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      To the extent the following comments are applicable to AllianceBerstein L.P., File Number 000-29961, they should be considered with respect to future revisions to their filings with the
Commission.









Form 10-K for the period ended December 31, 2005

Financial Statements of AllianceBernstein L.P. and Subsidiaries

Consolidated Statements of Income, page 72

1. You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

* how you determined that this is an appropriate presentation; and

* how you gather costs to make management decisions.

2. Please provide an analysis of "Other revenues, net" and "Other
Expenses" and explain how each item is consistent with the guidance in FASB Concepts 6. As an example, we would question how gains on dispositions should be classified as revenues rather than other non operating income.

*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
AllianceBernstein Holding L.P.
Robert H. Joseph, Jr.
Page 1 of 3